SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                               SCHEDULE 13E-4
                       ISSUER TENDER OFFER STATEMENT
   (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                             (AMENDMENT NO. 6)

                              AMP INCORPORATED
                              (NAME OF ISSUER)

                              AMP INCORPORATED
                    (NAME OF PERSON(S) FILING STATEMENT)

                      COMMON STOCK, WITHOUT PAR VALUE
          (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                       (TITLE OF CLASS OF SECURITIES)

                                031897-10-1
                   (CUSIP NUMBER OF CLASS OF SECURITIES)

                             DAVID F. HENSCHEL
                            CORPORATE SECRETARY
                              AMP INCORPORATED
                               P.O. BOX 3608
                    HARRISBURG, PENNSYLVANIA 17105-3608
                               (717) 564-0100
               (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                  COPY TO:

                             PETER ALLAN ATKINS
                             DAVID J. FRIEDMAN
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                              919 THIRD AVENUE
                       NEW YORK, NEW YORK 10022-3897
                               (212) 735-3000


                              OCTOBER 9, 1998
   (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)




   This Amendment No. 6 amends and supplements the Issuer Tender Offer Statement on Schedule 13E-4 dated October 9, 1998, as amended (the "Schedule 13E-4"), filed by AMP Incorporated, a Pennsylvania corporation (the "Company"), in connection with AMP's offer to purchase up to 30,000,000 shares of its common stock, without par value (the "Shares"), including the associated common stock purchase rights (the "Rights"), at a price of $55 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 9, 1998 (the "Offer to Purchase"), the supplement thereto, dated November 16, 1998 (the "Supplement"), and the related Letter of Transmittal (which together with the Offer to Purchase, as amended and supplemented by the Supplement, and any subsequent amendments or supplements to the Letter of Transmittal and the Offer to Purchase, shall constitute the "Offer"). A copy of the Offer to Purchase is filed with the Securities and Exchange Commission as Exhibit (a)(1) to the Schedule 13E-4 and copies of the Supplement and the accompanying Letter of Transmittal are filed with the Securities and Exchange Commission as Exhibits (a)(10) and (a)(11), respectively, to Amendment No. 5 to the Schedule 13E-4.

   Unless otherwise indicated, all defined terms used herein shall have the same meaning as those set forth in the Offer to Purchase, as the same may be amended and supplemented from time to time.

 ITEM 3.   PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER.

   Item 3 paragraphs (a)-(j) is hereby amended by supplementing the description set forth in ''Section 7. Background and Purpose of the Offer; Certain Effects of the Offer'' of the Offer to Purchase, which is incorporated herein by reference, by adding the following paragraph at the end of the text set forth in such section under the caption entitled "Litigation":

   On November 17, 1998, the District Court issued an order stating that it is inclined to dissolve the injunction, issued on October 8, 1998, which prohibits AlliedSignal from commencing the Consent Solicitation upon restoration of jurisdiction to enter an appropriate order. The injunction remains in place until the case is remanded to the District Court by the United States Court of Appeals for the Third Circuit and the District Court thereafter issues an order dissolving the injunction. A copy of the order issued by the District Court is filed as Exhibit (c)(21) hereto and is incorporated herein by reference.

 ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS.

  Item            Description
  ----            -----------

 (c)(21) Court Order, entered November 17, 1998 in the United States District Court for the Eastern District of Pennsylvania in AMP Incorporated v. AlliedSignal Inc., et al. (Civil Action No. 98-CV-4405) and AlliedSignal v. AMP Incorporated (Civil Action No. 98-CV-4058).

 (c)(22)     Form of Press Release issued by the Company dated November 17,
             1998.



                                 SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  AMP Incorporated


                                  By: /s/ Robert Ripp
                                      __________________________
                                      Name:  Robert Ripp
                                      Title: Chairman and
                                               Chief Executive Officer


 Dated: November 17, 1998


                             INDEX TO EXHIBITS


  Item                  Description
  ----                  -----------

 (c)(21) Court Order, entered November 17, 1998 in the United States District Court for the Eastern District of Pennsylvania in AMP Incorporated v. AlliedSignal Inc., et al. (Civil Action No. 98-CV-4405) and AlliedSignal v. AMP Incorporated (Civil Action No. 98-CV-4058).

 (c)(22)     Form of Press Release issued by the Company dated November 17,
             1998.